FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q3 & YTD RESULTS

and Adjustments from Discontinuance of Co-Pack Business and
Anticipated Disposition of Edmonton Plant, Land, Building and Equipment

Vancouver, Canada, January 16, 2017, Leading Brands, Inc. (NASDAQ: LBIX), announces results for its third quarter of fiscal 2016, which ended November 30, 2016. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

On October 31, 2016 the Company announced that it had entered into a binding agreement to sell its Edmonton bottling plant, land and building with a scheduled closing date of February 1, 2017. This followed the September 22, 2016 announcement that the Company had decided to exit the co-pack business and wind down operations at its hot fill bottling plant. The Company stated at the time that “This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year.”

At the time of those releases the Company was unable to, with reasonable certainty, predict the net amount it might receive for its related hot-fill equipment and other assets. In the ensuing weeks the Company has been able to better assess the probable net realizable value for those assets and, as a consequence, has made the following adjustments to its financial statements:

1.	Reduce the net book value of its property, plant and equipment to $5,550,000;
2.	Eliminate its deferred tax asset; and
3.	Record a provision against the net realizable value of its branded hot-fill juice inventory of approximately $300,000.

Reflecting these one-time, non-cash adjustments, the Company’s YTD net loss was $(4,826,000) or $(1.71) per share ($(1.71) fully diluted) versus a net loss of $(809,000) or $(0.28) per share in the first nine months of last year. Q3 2016 net loss was $(4,973,000) or $(1.77) per share (($1.77) fully diluted) versus a net loss of $(385,000) or $(0.13) per share in the same quarter of fiscal 2015.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(4,973,000)	$(385,000)	$(4,826,000)	$(809,000)
Add Back SBC	-	-	-	84,000
Net income (loss) before SBC	$(4,973,000)	$(385,000)	$(4,826,000)	$(725,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Add Back SBC	-	-	-	0.03
Net income (loss) before SBC - Basic	$(1.77)	$(0.13)	$(1.71)	$(0.25)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(4,973,000)	$(385,000)	$(4,826,000)	$(809,000)
Add Back:
Interest, net	-	(1,000)	-	(4,000)
Depreciation and amortization	172,000	177,000	514,000	520,000
Impairment adjustment	1,773,000	-	1,773,000
Non-cash stock based compensation	-	-	-	84,000
Non-cash income tax expense	2,490,000	(195,000)	2,480,000	(260,000)
Total Add Backs	4,435,000	(19,000)	4,767,000	340,000
EBITDAS	$(538,000)	$(404,000)	$(59,000)	$(469,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.18	0.18
Impairment adjustment	0.63		0.63
Non-cash stock based compensation	-	-	-	0.03
Non-cash income tax expense	0.89	(0.07)	0.88	(0.09)
Total Add Backs	1.58	(0.01)	1.69	0.12
EBITDAS	$(0.19)	$(0.14)	$(0.02)	$(0.16)

Gross profit margin for the quarter was 16.1%, down from 18.4% in the same quarter last year, due to a change in product mix and the write down of juice inventories.

Gross revenue for Q3 2016 was $2,535,000, versus $2,371,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $139,000 in Q3 2016, a decrease of $10,000 compared to the same period of the prior year. Selling, General and Administrative Expenses (“SG&A”) were $927,000 in Q3 of fiscal 2016, versus $910,000 in Q3 of the previous year.

As at November 30, 2016 the Company had 2,802,412 outstanding common shares.

The Company anticipates that the net result of the various transactions that it is in the process of concluding regarding the Edmonton plant, will be cash on hand of approximately $5,000,000 before year end. Management continues to assess its ongoing business plan with a view to providing all shareholders with the best opportunity to maximize shareholder value.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters and juices.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2017 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #
(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015

Gross Revenue	$2,534,800	$2,371,358	$8,795,677	$9,442,367
Less: Discount, rebates and slotting fees	(139,036)	(149,394)	(579,805)	(348,198)
Net Revenue	2,395,764	2,221,964	8,215,872	9,094,169

Cost of sales	2,010,149	1,814,056	5,725,900	6,279,967
Operations, selling, general & administration expenses	926,565	910,427	2,846,151	3,419,661
Depreciation of property, plant and equipment	172,184	177,194	514,283	519,693
Interest, net	-	(663)	-	(4,262)
Change in fair value of derivative liability	(30,597)	(101,072)	(17,924)	(54,416)
Gain (loss) on disposal of assets	27,269	1,757	(279,505)	1,757
Impairment on asset adjustments	1,772,814	-	1,772,814	-
	4,878,384	2,801,699	10,561,719	10,162,400
Net income (loss) before taxes	(2,482,620)	(579,735)	(2,345,847)	(1,068,231)

Income tax expense	2,490,435	(194,681)	2,480,257	(259,620)

Net and comprehensive income (loss)	$(4,973,055)	$(385,054)	$(4,826,104)	$(808,611)

Earnings per share
Basic income (loss) per share	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Weighted average number of shares outstanding – basic	2,802,412	2,871,599	2,826,614	2,885,457

Fully diluted income (loss) per share	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Weighted average number of shares outstanding – diluted	2,802,412	3,116,460	2,826,614	3,110,008